April 8, 2019

Lewis W. Dickey, Jr.
President and Chief Executive Officer
Modern Media Acquisition Corp. S.A.
3414 Peachtree Road, Suite 480
Atlanta, GA 30326

       Re: Modern Media Acquisition Corp. S.A.
           Amendment No. 1 to Form F-4
           Filed March 29, 2019
           File No. 333-229613

Dear Mr. Dickey:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 11, 2019 letter.

Amendment No. 1 to Form F-4

Proxy Statement/Prospectus Cover Page, page i

1. Disclose that if the cash distribution to Akazoo equityholders is reduced from $20 million, then Akazoo equityholders will receive more shares in PubCo in the business combination.
2. To provide context to your disclosure regarding the terms of the business combination and the impact of redemptions by holders of public shares, please disclose the total number of public shares issued, the number redeemed in connection with the solicitation to extend the time to consummate a business combination, and the current number of public shares outstanding. Similarly, disclose the original amount deposited in the trust account, the amount of the trust funds used to redeem shares in connection with the solicitation to
 Lewis W. Dickey, Jr.
Modern Media Acquisition Corp. S.A.
April 8, 2019
Page 2
         extend the time to consummate a business combination, and the current amount of funds in the trust account.
What consideration will be paid in connection with the Business Combination?, page 10

3. We note your response to prior comment 26 and the disclosure provided on page 10 and elsewhere. Please clarify your disclosure and explain to us how the cash payment to the former shareholders of Akazoo prevents the dilution of MMAC stockholders upon consummation of the recapitalization transaction.
Questions and Answers About the Business Combination and the Special Meeting Will I experience dilution as a result of the Business Combination?, page 11

4. We note that a material amount of redemptions are permitted under the maximum redemption condition, this maximum redemption amount may be waived by Akazoo, and
         Akazoo equityholders will receive more shares in PubCo if the $20 million cash distribution is reduced. Therefore, also disclose the percentage of PubCo common shares that the MMAC public shareholders, MMAC sponsor and Akazoo equityholders will own assuming maximum redemption and the waiver of the maximum redemption amount.
         Provide this disclosure elsewhere as appropriate, including in connection with the diagram of the post-business combination structure on page 17.
Selected Historical Financial Data of Akazoo, page 27

5. Please disclose historic net income per share data for each of the periods presented pursuant to Item 3.A.2 of Form 20-F.
6. We note in connection with the formation of the LuxCo holding company, LuxCo shares will be issued in exchange for Akazoo shares on a 100 for 1 basis. Please disclose pro forma per share data for the most recent year and subsequent interim period to give effect to this stock split.
Comparative Historical and Unaudited Pro Forma Per Share Data, page 34

7. We note on page 123, for accounting purposes, the Business Combination will be treated as the equivalent of Akazoo issuing shares for the net assets of MMAC, accompanied by a recapitalization. Please revise the first and third paragraphs on page 34, and elsewhere in the filing as applicable, to characterize the transaction as recapitalization of Akazoo and not a business combination.
8.
FirstName LastNameLewis W. Dickey, Jr. data pursuant to Item 3(f) of Form F-4.
       Provide Akazoo equivalent per share
Comapany note your response to Acquisition Corp. S.A.
9. We NameModern Media prior comment 14. Please explain to us how you calculated the
       MMAC pro forma book value per share amounts disclosed in footnote (c) on page 34.
April 8, 2019 Page 2
FirstName LastName
 Lewis W. Dickey, Jr.
FirstName LastNameLewis Corp. S.A. Jr.
Modern Media Acquisition W. Dickey,
Comapany NameModern Media Acquisition Corp. S.A.
April 8, 2019
April 3 2019 Page 3
Page 8,
FirstName LastName
10. We note prior to the effective date of the merger with MMAC, LuxCo will become a holding company of Akazoo through a share exchange on a 100 for 1 basis. Please revise the historic per share data of Akazoo to reflect the effects of this reorganization, which we note is effectively a share split.
Certain U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders, page 91

11. We note your response to prior comment 24. Please further clarify your disclosure by stating at the beginning of this subsection that the discussion constitutes the opinion of named counsel. Then, clarify that the second paragraph of the subsection discusses why counsel cannot opine that the merger "will" qualify as a reorganization within the meaning of Section 368 of the Code. Consider whether you should discuss the alternative tax consequences if the business combination does not qualify as a Section 368 reorganization. Lastly, indicate on pages 12 and 20 that you received a legal opinion on the tax consequences and there is uncertainty that the business combination will be non-
         taxable to MMAC securityholders.
Unaudited Pro Forma Condensed Combined Financial Statements
Basis of Pro Forma Presentation, page 123

12. We note Akazoo may waive the condition requiring that MMAC not have less than $60 million of cash available in the trust account upon consummation of the business combination. Please provide an additional pro forma presentation to give effect to the possibility of the consummation of the business combination under a scenario where redemptions reduce MMAC's net tangible assets to the $5,000,001 minimum.
         Please make similar revisions to the Selected Unaudited Pro Forma Condensed Combined
         Financial Information and the Comparative Historical and Unaudited Pro Forma Per Share
         Data.
13. We note as of June 30, 2018 Akazoo is reporting a retained deficit. Please clarify on page
         124 and elsewhere, as applicable, that the payment of the $20 million cash distribution would represent a return of share premium, if true, or advise us.
Pro Forma Condensed Combined Statement of Financial Position as of June 30, 2018, page 125

14. We note your response to prior comment 27. However, since this is a planned distribution to owners of Akazoo, from the proceeds to be contributed by the shareholders of MMAC, we believe you should reflect as a liability in the Akazoo pro forma balance sheet an accrual for the $20 million distribution.
 Lewis W. Dickey, Jr.
FirstName LastNameLewis Corp. S.A. Jr.
Modern Media Acquisition W. Dickey,
Comapany NameModern Media Acquisition Corp. S.A.
April 8, 2019
April 4 2019 Page 4
Page 8,
FirstName LastName
Pro Forma Condensed Combined Statement of Operations, page 127

15. We note on page ii the disclosed number of shares to be issued by PubCo does not agree with the number of shares used to calculate pro forma earnings per share assuming no redemption. Please revise your disclosures or explain to us why there is a difference in the number of shares.
16. We note in connection with the formation of the LuxCo holding company, LuxCo shares will be issued in exchange for Akazoo shares on a 100 for 1 basis. Please replace the historic Akazoo per share data and the number of outstanding shares with pro forma amounts that give effect to this stock split.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Akazoo
Key Performance Indicators, page 142

17. We note your response to prior comment 30. Please disclose whether management tracks the number of subscribers who sign up directly with Akazoo as opposed to through a third party for each period. To the extent material, please disclose any changes or trends with respect to the percentage of subscribers derived from your partners for the applicable periods.
18. We note your response to prior comment 35. Based upon your disclosure on pages 55 and
         142, it appears PubCo will review key metrics such as churn and customer acquisition costs ("CAC") to evaluate growth trends, measure PubCo's performance, and make strategic decisions. We also note that Akazoo's service royalties may be dependent upon the rates of subscriber churn. As such, we continue to believe you should disclose average monthly churn for each period.
Akazoo Limited Consolidated Financial Statements
Consolidated Statement of Profit or Loss and Other Comprehensive Profit, page
F-3

19.      Please disclose historic earnings per share data pursuant to IAS 33.
20. We note in connection with the formation of the LuxCo holding company, LuxCo shares will be issued in exchange for Akazoo shares on a 100 for 1 basis. Please disclose pro forma earnings per share data for the latest year and subsequent interim period to give effect to this share exchange.
 Lewis W. Dickey, Jr.
FirstName LastNameLewis Corp. S.A. Jr.
Modern Media Acquisition W. Dickey,
Comapany NameModern Media Acquisition Corp. S.A.
April 8, 2019
Page 8,
April 5 2019 Page 5
FirstName LastName
        You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Advisor, at (202) 551-7951 or Kathleen Krebs, Special Counsel, at
(202) 551-
3350 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Telecommunications